[redacted]

14049038

PUBLIC

SEC MAIL PROCESSING
RECEIVED
MAR 04 2014
WASH D.C.
189
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tudor, Pickering, Holt + Co. Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bagby, Suite 5100
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisianna, Suite 2900	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexandra Pruner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tudor, Pickering, Holt & Co. Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA GUIBERTEAU
Notary Public, State of Texas
My Commission Expires
January 10, 2015

2/28/14

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tudor, Pickering, Holt & Co. Securities, Inc.

Statement of Financial Condition
December 31, 2013

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Tudor, Pickering, Holt & Co. Securities, Inc.

Statement of Financial Condition
December 31, 2013

Tudor, Pickering, Holt & Co. Securities, Inc.
Index
December 31, 2013

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Independent Auditor's Report

To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Securities, Inc.

We have audited the accompanying statement of financial condition of Tudor, Pickering, Holt & Co. Securities, Inc., as of December 31, 2013.

Management's Responsibility for the Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tudor, Pickering, Holt & Co. Securities, Inc. at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2014

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	16,117,487
Restricted cash		339,516
Deposits with clearing broker		103,358
Receivables from broker-dealers		1,310,548
Receivables from affiliates		328,531
Income tax receivable		2,685,574
Other trade receivables		2,869,792
Furniture, equipment and leasehold improvements, net		7,931,178
Cash surrender value of company-owned life insurance		3,888,763
Deferred tax asset, net		25,979
Other assets		2,288,730
Total assets	$	37,889,456
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	303,447
Payables to affiliates		2,490,285
Deferred rent		3,499,800
Income tax payable		221,413
Deferred compensation liability		4,354,882
		10,869,827
Commitments, contingencies and guarantees		
Subordinated borrowings		1,500,000
Stockholder's equity		
Common stock, no par value, 1,000,000 shares authorized, 65,000 shares issued and outstanding		18,912,344
Retained earnings		6,607,285
Total stockholder's equity		25,519,629
Total liabilities and stockholder's equity	$	37,889,456

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization

Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company"), a Texas corporation formed in October 2003 under the name Pickering Energy Partners, Inc., is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to customers. The Company introduces all of its customer transactions, which are not reflected within these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for uncollateralized margin loans receivable and for losses that result from a counterparty's failure to fulfill its contractual obligations. The right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker. As of December 31, 2013 the Company has recorded no liabilities with regard to the clearing broker's rights.

The Company is a wholly owned subsidiary of Tudor, Pickering, Holt & Co., LLC ("Parent").

The Company provides investment banking and financing advice and equity research, sales, and trading to the energy industry. The Company also participates in the brokerage of publicly traded securities for commissions and participates in the underwriting of securities offered for initial sale in public markets. The Company is based in Houston, Texas, and maintains branch or secondary offices in Denver, Colorado, and New York, New York. At December 31, 2013, the Company was registered as a limited broker-dealer in 42 states.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

The Company has performed an evaluation of subsequent events through February 28, 2014, which is the date the financial statements were issued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value determination requires that a number of significant judgments are made. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality as well

as unobservable parameters. Any such valuation adjustments are applied consistently over time, if determined to be appropriate.

The Company's financial instruments include cash and cash equivalents, restricted cash, receivables from broker-dealers, affiliates and others, accounts payable and accrued liabilities, payables to affiliates, deferred compensation liabilities and subordinated borrowings.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Restricted Cash
The Company maintains a Certificate of Deposit as collateral for a standby letter of credit, which is classified as restricted cash.

Deposit with Clearing Broker
Under the terms of the agreement with the clearing broker, the Company must maintain either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $100,000 in a deposit account. The Company must maintain the account until the termination of the clearing agreement. The Company must also maintain a minimum net capital as determined by FINRA rules and provide insurance of at least $500,000 during the term of the agreement. The Company is required to be in compliance with applicable local, state and federal regulations.

Income Taxes
The Company utilizes the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets or liabilities are recovered or settled.

The provision for income taxes includes federal, state, and local income taxes currently payable and those deferred because of temporary differences between the financial statements and tax basis of assets and liabilities.

Other Assets
Other assets consists primarily of amounts paid for subscriptions for research services and insurance, net of amortization. These amounts are amortized over the life of the subscriptions or insurance policies.

2. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company does not hold funds or securities for, or owe money or securities to, customers or carry accounts of or for customers. In accordance with paragraph (a)(2) of the Rule, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 or 6 2/3% of aggregate indebtedness, as defined by the Rule. At December 31, 2013, the Company had net capital of $11,702,818, which resulted in excess net capital of $11,139,120. The Company's ratio of aggregate indebtedness to net capital was 0.72 to 1.

3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of the following:

Furniture and office equipment	$ 5,654,434
Leasehold improvements	7,940,154
Software	398,717
Less: Accumulated depreciation	(6,062,127)
	$ 7,931,178

4. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair value, including financial instruments not carried at fair value on the Company's statement of financial condition. Financial instruments within the scope of these disclosure requirements are included in the following table.

	Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Assets				
Cash	$ 15,694,974	$ -	$ -	$ 15,694,974
Cash equivalents (certificate of deposit)		422,513		422,513
Restricted cash (certificate of deposit)		339,516		339,516
Deposits with clearing broker		103,358		103,358
Receivables from broker-dealers		1,310,548		1,310,548
Receivables from affiliates		328,531		328,531
Other trade receivables		2,869,792		2,869,792
Cash surrender value of company-owned life insurance		3,888,763		3,888,763
Total assets	$ 15,694,974	$ 9,263,021	$ -	$ 24,957,995
Liabilities and subordinated borrowings				
Accounts payable and accrued liabilities		303,447		303,447
Payables to affiliates		2,490,285		2,490,285
Deferred compensation liability		4,354,882		4,354,882
Subordinated borrowings		1,510,641		1,510,641
Total liabilities and subordinated borrowings	$ -	$ 8,659,255	$ -	$ 8,659,255

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value, due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents, restricted cash, receivables from broker-dealers, affiliates and others, and accounts payable and accrued liabilities and payables to affiliates.

Cash surrender value of company-owned life insurance is reported in the statement of financial condition at the amount that could be realized under the contract as of December 31, 2013, which approximates fair value.

The Company determines the fair value of subordinated borrowings based primarily upon the amount and timing of expected future cash flows, interest rates and credit spreads of the firm.

The significant input into the Company's determination of the fair value of the deferred compensation liability is the net asset value (NAV) per share of the investment funds selected by participating employees. The Company uses NAV as its measure of fair value for the fund investments when (i) the fund investment does not have a readily determinable fair value and (ii) the NAV of the investment fund is calculated in a manner consistent with the measurement principles of investment company accounting, including measurement of the underlying investments at fair value.

5. Income Taxes

Deferred income taxes resulted from the following temporary differences:

Deferred tax assets		
Deferred rent	$	1,224,930
Deferred compensation		1,123,975
State tax loss carryforward		62,428
		2,411,333
Deferred tax liabilities		
Depreciation		(2,385,354)
		(2,385,354)
Net deferred tax asset	$	25,979

The Company files a U.S. federal income tax return. The Company is no longer subject to U.S. federal income tax examination by the taxing authorities for years before 2010. The Company files in several state tax jurisdictions. The Company is no longer subject to state income tax examination by the taxing authorities in Texas for years before 2010, by taxing authorities in Colorado for years before 2010 and by taxing authorities in New York for years before 2012. The Company has concluded that no uncertain tax positions exist that require recognition or disclosure at December 31, 2013.

6. Subordinated Borrowings

In May 2011, the Company secured a $1,500,000 FINRA approved, long-term, subordinated loan bearing interest at 8% from the Parent for an initial term of three years. The loan was secured to support the Company's net capital position and is available in computing the Company's net capital under the Rule. With the prior written approval of FINRA, the Company may, at its option, but not at the option of the Parent, make a payment of all or any portion of the principal amount of the loan prior to the scheduled maturity date. However, to the extent that such borrowings are required for the Company's net capital requirements, they may not be repaid. The Company accrues interest monthly and pays the Parent quarterly. The total subordinated loan interest paid during the year was $120,000.

7. Deferred Rent

The Company recognizes rent expense for scheduled rent increases and rent holidays by amortizing the aggregate lease payments on a straight-line basis over the lease term. The difference between actual operating lease payments due and straight-line rent expense, which is recorded by the Company over the term of the lease is recorded as deferred rent in the early years of the lease, when cash payments are generally lower than straight-line rent expense, and reduced in the later years of the lease when payments begin to exceed the straight-line expense. Also included in deferred rent are tenant improvement allowances received by the Company from its landlords. These allowances are being amortized over the lease term as a reduction to rent expense. At December 31, 2013, the unamortized tenant improvement allowance included in deferred rent was $2,414,367.

8. Employee Benefit Plan

The Company's employees participate in a defined contribution and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code which is offered and administered by an affiliate of the Company. The 401(k) Plan allows eligible employees to contribute up to 90% of their eligible compensation, subject to IRS limitations. Under the provisions of the 401(k) Plan, the Company, at its discretion, may make contributions and match participant contributions, up to 4% of each participant's annual compensation, subject to IRS limitations.

9. Deferred Compensation Plan and Company-Owned Life Insurance

The Company has a nonqualified deferred compensation plan ("DCP") covering certain employees. Historically, the DCP allowed participants to defer up to 50% of their compensation. The DCP participants are allowed to elect certain hypothetical investments in which their deferrals are deemed to be invested for purposes of measuring the allocation of net income or net losses to each participant. Based upon the fair value of each participant's hypothetical investments the DCP obligation at December 31, 2013 was $4,354,882. The DCP was suspended during 2011 and therefore no deferrals were made during 2013. During 2013, a distribution of $288,297 was made from the DCP.

The Company maintains company-owned life insurance policies which are designed to offset a portion of the DCP liability. The policies are reported in the statement of financial condition at the cash surrender value or the amount that could be realized under the contract as of December 31, 2013 of $3,888,763. During 2013, the Company received $224,890 in cash value for policies surrendered in order to pay a portion of the related deferred compensation distribution mentioned above.

10. Related Party Transactions

Rent expense is paid by the Company on all leases. Affiliates reimburse the Company for usage of office space through payment of a facility fee. The fee is calculated on a monthly basis based upon divisional headcount.

The Company uses a variation of the Parent's name, and other affiliated benefits, and therefore is charged a franchise fee by the Parent. The franchise fee is calculated based upon 2% of the Company's revenue.

The Company provides services to and procures services from affiliates, primarily related to research support, in accordance with a service agreement between the Company and Tudor, Pickering, Holt & Co. International, LLP.

The Company receives administrative services, including payroll, health care and the defined contribution plan, in accordance with the service agreement between the Company and Tudor, Pickering, Holt & Co. Management, LLC. Under the service agreement the Company pays a fee based upon 5% of employee related expenses reported by the Company, excluding share-based compensation expenses.

The Company made one distribution to the Parent during the year ended December 31, 2013 for $5,000,000 in the month of July.

As of December 31, 2013, the Company has outstanding receivables from affiliates and payables to affiliates which are shown separately on the statement of financial condition. The Company

settles receivables and payables with affiliates, in cash, within 12 months. In addition, the Company has subordinated borrowings from the Parent as of December 31, 2013 which are described in Note 6 to these financial statements.

11. Commitments, Contingencies and Indemnifications

The Company leases office space and equipment under operating lease agreements that expire on various dates through 2020. Certain leases contain renewal options and escalation clauses. In addition, the lease for the Houston and Denver office space included leasehold improvement incentives as described in Note 7.

During the year ended December 31, 2013, the Company entered into a sublease for one floor of the Company's Houston office space. Future minimum rentals to be received under this non-cancelable sublease total $402,995 as of December 31, 2013.

Future minimum rentals under such leases are as follows:

Years Ending	Minimum Rental Commitments
2014	$ 3,345,937
2015	3,413,347
2016	3,396,232
2017	3,364,255
2018	2,967,544
Thereafter	4,760,175
	$ 21,247,490

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

12. Concentration of Credit Risk and Sector Risk

The Company maintains cash deposits with banks and brokerage firms which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that risk of loss is remote.

The Company generates the majority of its revenues from customers within the energy industry. Therefore the Company is subject to geographic, general economic and political conditions which could negatively impact the energy industry and/or the Company's revenue.

13. Share-Based Compensation

The Parent has implemented a share-based compensation plan for its employees related to its Series C, D and G Units ("Units"). As of December 31, 2013, the Parent's Series G had 157,563 Units remaining for future issuance. Noncash compensation expense is allocated to the Company since certain Units are issued to individuals for employment services to the Company. The Plan provides for accelerated vesting if there is a change in control, and the unit holder's employment is

terminated within 18 months following a change in control (as defined in the Plan). Employees who are terminated for any reason must forfeit their unvested Units, and the Company has the right to redeem any or all the vested Units at Fair Market Value as defined in the Plan.

The fair value of each Unit was determined on the date of grant using the Monte Carlo valuation model based on the following assumptions:

	December 31, 2013
Expected volatility	52.50 %
Risk free rate	0.90 %
Expected dividend yield	0.00 %

Expected volatility is based on the volatility of similar companies in the industry. The risk-free rate is based on the 10-year Treasury rate. In addition, a discount of 41.4% for lack of marketability of the Units was used to determine the fair value of the Units granted.

A rollforward of nonvested Units under the Plan as of December 31, 2013 is presented below:

Nonvested Units	Series C, D & G Units	Weighted Average Grant-Date Fair Value*
Nonvested at January 1, 2013	54,459	$ 61.09
Granted	3,907	43.15
Vested	(31,887)	53.73
Forfeited	(4,956)	67.77
Nonvested at December 31, 2013	21,523	$ 67.19

* Weighted average grant-date fair value amount for Series G Units in the Parent

The Parent's total weighted average grant-date fair value of units that vested during the year ended December 31, 2013 was $1,713,426. As of December 31, 2013, the Parent's total unrecognized compensation cost related to nonvested Units granted was $693,148. The cost is expected to be recognized by the Company or its affiliates over a weighted average period of 1.15 years.

14. Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2014, which is the date the financial statements were available for issuance.

In February 2014, the Parent issued 10,167 Series G Units to employees of the Company.

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Tudor, Pickering, Holt & Co. Securities, Inc.

Report of Independent Accountants on Applying Agreed Upon Procedures

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Report of Independent Accountants

To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Securities Investor Protection Corporation ("SIPC") of Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company") for the year ended December 31, 2013, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Agreed payment of $76,864 for the period from January 1, 2013 through June 30, 2013, paid on July 29, 2013 through check number 16445, to Form SIPC-6 and the Company's August 2013 bank statement, noting no differences.

    b. Agreed $74,076 accrued for the period from July 1, 2013 through December 31, 2013 to the general ledger and Form SIPC-7, noting a difference of $974. Agreed the payment of $73,152 to check number 16943 dated February 24, 2014, noting no differences. Obtained U.S. Postal Service Certified Mail Receipt as of February 27, 2014 provided by the Divisional Controller.

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2. Compared the Total Revenue amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2013 to the Total Revenue amount of $61,400,955 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013 and noted a difference of $20,960.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deduction on line 2c-(3), Commission, floor brokerage and clearance expenses to the sum of accounts 5000, 5001 and 5003 included within the general ledger provided by the Company noting no differences.

   b. Compared deduction on line 2c-(8), Sublease Revenue to account 4097 included within the general ledger provided by the Company noting no differences.

   c. Compared deduction on line 2c-(9i), Total interest and dividend expense to the lesser of account 4100 – Interest Income ($22,967) and account 6717 - Subloan interest expense ($120,000) included within the Company's general ledger noting a difference of $1.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $60,006,393 and $150,016 respectively, of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2014